UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31906

Highland Hospitality Corporation

(Exact name of registrant as specified in its charter)

8405 Greensboro Drive, Suite 500, McLean, Virginia, 22102

(703) 336-4901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

7.8750% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

7.8750% Series A Cumulative Redeemable Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Blackjack Holdings, LLC (as successor by merger and liquidation to Highland Hospitality Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 2, 2007	BLACKJACK HOLDINGS, LLC

	By:	/s/ Alex P. Gilbert
Name: Alex P. Gilbert
Title: President and Chief Executive Officer